Form 10-K405, Exhibit 13
period 1995-12-31
STEWART INFORMATION SERVICES CORP
filed 1996-03-18
CIK 94344

                                                                      EXHIBIT 13

SELECTED FINANCIAL DATA
(Ten year summary)

--------------------------------------------------------------------------------------------------------------
                                      1995    1994    1993    1992    1991   1990   1989   1988   1987   1986
--------------------------------------------------------------------------------------------------------------
In millions of dollars:
 Total revenues   . . . . . . . . .   282.5   302.2   348.6   290.0   217.1  210.5  188.5  176.9  183.2  178.5
 Title premiums, fees and
   other revenues   . . . . . . . .   266.7   289.3   334.2   275.6   202.3  197.9  173.8  165.1  173.5  167.8
 Total operating expenses (1)   . .   269.6   287.0   308.8   266.9   214.7  208.1  187.3  171.2  177.0  165.1
 Title losses, included above   . .    29.6    40.2    58.6    54.1    40.7   38.2   33.0   25.6   25.9   25.0
 Investment gains (losses),
   after taxes  . . . . . . . . . .     0.6    (0.5)    0.3     0.1     1.4     --    1.0    0.1   (0.2)    --
 Net earnings (2)   . . . . . . . .     7.0     9.7    23.7    14.6     1.7    0.2    0.1    3.7   11.7    7.8
 Cash from operating activities   .    20.6    27.7    54.3    36.3    18.6   11.0   10.2    8.9   10.8   28.0
 Total assets   . . . . . . . . . .   351.4   325.2   313.9   251.9   219.1  201.3  197.8  193.9  182.4  178.5
 Long-term debt   . . . . . . . . .     7.3     2.5     3.0     4.2     6.8    6.6    5.3    7.3    5.0    5.5
 Stockholders' equity (3)   . . . .   174.9   156.4   156.2   128.6   114.8  113.9  115.0  116.8  115.2  106.8
Ratios (%):
 Net earnings/total revenues    . .     2.5     3.2     6.8     5.0     0.8    0.1    0.1    2.1    6.4    4.4
 Title losses/title premiums, etc.     11.1    13.9    17.5    19.6    20.1   19.3   19.0   15.5   14.9   14.9
Per share data:(4)
 Average shares (in thousands)  . .   6,292   6,198   6,119   6,096   6,096  6,096  6,096  6,071  6,047  5,625
 Net earnings (2)   . . . . . . . .    1.11    1.56    3.87    2.40    0.27   0.03   0.01   0.61   1.93   1.39
 Cash dividends   . . . . . . . . .    0.21    0.20    0.17    0.15    0.13   0.23   0.33   0.51   0.51   0.49
 Stockholders' equity (3)   . . . .   27.36   25.17   25.37   21.10   18.84  18.69  18.87  19.17  19.05  17.67
 Market price -
   High   . . . . . . . . . . . . .   22.50   21.42   20.33   14.50    9.67  12.33  14.00  12.00  17.17  19.33
   Low  . . . . . . . . . . . . . .   15.13   14.38   12.50    8.67    5.17   4.50  11.17   9.17   7.17  12.33
   Year-end   . . . . . . . . . . .   21.50   15.38   20.00   13.67    9.17   5.25  11.33  11.92   9.17  13.17

(1) Excludes interest expense and minority interests.

(2) Includes the following items, after providing for taxes:
    1992 - a reserve established for title losses over ten years old of $2.2 million, or $.36 per share.
    1991 - a fresh start tax credit of $1.3 million, or $.21 per share.
    1988 - a gain on the termination of pension plan of $0.5 million, or $.08 per share.
    1987 - a tax benefit of $7.4 million, or $1.22 per share, granted by the Tax Reform Act of 1986.

(3) Includes unrealized gains and losses upon adoption of FAS 115 in 1993.

(4) Restated for one-for-two stock split in April 1994.
--------------------------------------------------------------------------------

MANAGEMENT DISCUSSION AND ANALYSIS

A comparison of the results of operations of the Company for 1995 with 1994 and 1994 with 1993 follows.

General. The Company's dominant segment of operations is the land title business. In general, the principal factors that contribute to increases in title revenues include declining mortgage interest rates (which usually increase home sales), increases in refinancing transactions, rising home prices, higher premium rates, increased market share, additional revenues from new offices and increased revenues from nonresidential, commercial transactions. Although relatively few in number, large commercial transactions usually yield higher premiums.

    Mortgage interest rates declined throughout most of 1993. However, in early 1994, rates rose dramatically. By the end of 1994, rates were roughly two percentage points higher than they were at the end of 1993. As a result, real estate activity fell in 1994. The increase in rates also reduced refinancing transactions to normal levels. The widely publicized refinancing boom, which began in late 1991, came to an end in the second quarter of 1994.

    In the early months of 1995, interest rates began a downward trend that continued for the rest of the year. By May 1995, rates had fallen to below year-earlier levels. This improvement in interest rates helped increase real estate activity. Company revenues for the third and fourth quarters of 1995 exceeded revenues for the same quarters in 1994.

Title revenues. The Company's revenues from premiums, fees and other revenues decreased 7.8% in 1995 and 13.4% in 1994. The number of orders opened and closed by the Company and the average revenue per order closed follow:

-----------------------------------------------------------------------------
                                                    1995      1994       1993
-----------------------------------------------------------------------------
Number of orders opened (000s)  . . . . . . .        268       270        397
Number of orders closed (000s)  . . . . . . .        197       223        289
Average revenue per order closed(1)   . . . .      $ 945     $ 907      $ 839
-----------------------------------------------------------------------------

(1) Based on revenues from title operations of $243.3 million, $271.9 million and $317.7 million, less amounts earned from independent agents of $57.1 million, $69.7 million and $75.2 million for 1995, 1994 and 1993, respectively.

    Total closings decreased 11.7% in 1995 and 22.8% in 1994. The average revenue per closing increased 4.2% in 1995 and 8.1% in 1994. The average rate was increased each year by higher home prices and fewer refinancing transactions (which are discounted). There were no major rate increases in 1995 or 1994.

Title revenues by state. The approximate amounts and percentages of Stewart's consolidated title revenues (excluding other revenues) by state for the last three years were:

---------------------------------------------------------------------------------------------
                                                   Amounts ($ millions)        Percentages
                                                   1995   1994   1993      1995   1994   1993
---------------------------------------------------------------------------------------------
Texas   . . . . . . . . . . . . . . . . . . .       62     73     85        25     27     27
California  . . . . . . . . . . . . . . . . .       59     68     95        24     25     30
Florida   . . . . . . . . . . . . . . . . . .       21     22     27         9      8      9
Arizona   . . . . . . . . . . . . . . . . . .       12     14     14         5      5      5
All others  . . . . . . . . . . . . . . . . .       89     95     97        37     35     29
---------------------------------------------------------------------------------------------
                                                   243    272    318       100    100    100
---------------------------------------------------------------------------------------------

Other revenues. Investment income increased 9.5% in 1995 and 20.2% in 1994, primarily because of increases in the average balances invested and, in 1995, higher market yields.

    The investment gains in 1995 were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance. Investment losses in 1994 include a sale of certain portfolio bonds to use tax loss carrybacks that otherwise would have expired. The pretax loss on the sale was $1.3 million. There were no significant gains or losses in 1993.

    Other income declined slightly in 1995 and $2.4 million in 1994. The decrease in 1994 was primarily due to a reduction in earnings of affiliates accounted for on an equity basis.

Expenses. The Company incurs a substantial portion of its total expenses when orders are received and processed, but revenues are not recognized until the orders are closed. Most orders are closed, or canceled, within 90 days of receipt.

    Employee costs decreased 5.1% in 1995 and 2.6% in 1994. The average number of employees decreased in both years. The average compensation paid to employees increased in 1995 but decreased in 1994.

    The number of persons employed by the Company at December 31, 1995, 1994 and 1993 was 3,757, 3,470 and 4,382, respectively. The increase in staff in 1995 was primarily in the automation area and new offices. The decrease in staff in 1994 was primarily in California, Texas and Florida, offset in part by new offices.

    While the Company has reduced overall employee expenses, it has chosen to increase cost levels in automation and real estate information areas. The Company believes the development and sale of new products and services for new and existing customers is important to its future. Through automating operating processes, the Company expects to add customer revenue and reduce operating expenses and title losses in the future.

    Other operating expenses decreased slightly in 1995 and 1994. Excluding the effect of new offices, the decrease was 5.3% in 1995 and 2.2% in 1994. The overall decrease in both years was caused primarily by lower transaction volumes. Bad debts, premium taxes and supplies decreased both years. Rent expense increased in 1994, which included canceled leases on closed branch offices and the addition of new offices. Other operating expenses also include policy forms, delivery costs, title plant expenses, business promotion, telephone and travel. Most of these expenses follow, to varying degrees, the changes in transaction volume and revenues.

    Provisions for title losses, as a percentage of title premiums, fees and other revenues, were 11.1%, 13.9% and 17.5% in 1995, 1994 and 1993, respectively. The provision in 1995 was reduced by larger-than-usual recoveries and management's reduction of its estimate of exposure to loss on certain major claims. The continued improvement in industry trends and the Company's recent experience in claims has also led to smaller provisions for title losses. The Company has made significant improvements in its procedures to curtail claims.

    The Company's labor and certain other operating costs are sensitive to inflation. Increases in cost of living are considered in granting pay raises. To the extent inflation causes increases in the prices of homes and other real estate, premium revenues are also increased. Premiums are determined in part by the insured values of the transactions handled by the Company.

Premium taxes. In December 1994 the California Board of Equalization (CBOE) ruled in favor of the Company concerning an assessment of additional premium taxes for the year 1987. However, an assessment of $2.5 million, excluding interest and penalties, for retaliatory taxes for 1987 was left pending. A hearing before the CBOE is expected in the near future.

    Five other states have also assessed the Company additional premium taxes. The assessments, excluding interest and penalties, aggregate $1.8 million. The years of assessments cover 1984 through 1994.

    The Company cannot predict whether additional taxes of this nature will be assessed by California, the five states or any other states. State taxing authorities are under increasing pressure to collect additional tax revenues. The Company intends to vigorously oppose any assessments and believes its tax payments are correct.

    However, there can be no assurance the Company will prevail in these controversies. If it does not prevail, the tax assessments may, in the aggregate, result in a material reduction in the Company's earnings in future years.

Income taxes. The provisions for income taxes represented an effective tax rate of 34.7%, 30.1% and 37.0% in 1995, 1994 and 1993, respectively. The 1994 tax rate was lower primarily because dividends remitted by investees in 1994 exceeded the earnings of investees. In the other two years, earnings exceeded dividends. The effective tax rate in each of the three years was lowered by nontaxable income from municipal bonds.

Uncertainty. A major bank holding company introduced a plan in 1994 guaranteeing the performance of its subsidiary mortgage lending company to cure any title defects relating to loans sold by it to the secondary market, or else repurchase the loans. The Company believes the plan constitutes the business of title insurance and may violate various state insurance laws and regulations. If the plan followed such laws and regulations, the operation would be subject to state licensing, payment of premium taxes and the setting aside of required reserves. The insurance departments of various states have asserted the plan is insurance and should not be permitted. In Nebraska, a trial court has determined that such a program constitutes title insurance and is not permitted.

    The Company does not believe the plan will materially reduce the demand for title insurance; however, the Company cannot predict the ultimate effect of this plan, or similar plans, on the title insurance industry.

Liquidity and capital resources. Cash provided by operations was $20.6 million, $27.7 million and $54.3 million in 1995, 1994 and 1993, respectively. Internally-generated cash flow has been the primary source of funds for additions to property and equipment, expanding operations, dividends to shareholders and other requirements. This source may be supplemented by bank borrowings.

    A substantial majority of consolidated cash and investments is held by Stewart Title Guaranty Company (Guaranty) and its title insurance subsidiary, Stewart Title Insurance Company. Cash transfers between Guaranty and its subsidiaries and the Company are subject to certain legal restrictions. See Notes 4 and 5 to the financial statements.

    The liquidity of the Company itself, excluding Guaranty and its subsidiaries and excluding notes receivable from affiliates, consisted of cash and investments of $4.4 million, a dividend receivable of $5.0 million from Guaranty (received in February 1996) and short-term liabilities of $0.7 million at December 31, 1995.

    The Company knows of no commitments or uncertainties which are likely to materially affect the ability of the Company and its subsidiaries to fund their cash needs. See Note 15 to the financial statements.

    The Company's capital resources, represented primarily by long-term debt of $7.3 million and stockholders' equity of $174.9 million at December 31, 1995, are considered adequate.


INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Stewart Information Services Corporation

We have audited the accompanying consolidated balance sheets of Stewart Information Services Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. For the years ended December 31, 1994 and 1993 we did not audit the financial statements of certain subsidiaries and a majority of the escrow funds referred to in Note 1. The financial statements of these subsidiaries reflect total assets constituting 7% in 1994 and total revenues constituting 19% and 20% in 1994 and 1993, respectively, of the related consolidated totals. Those statements were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for the subsidiaries and the escrow funds, is based solely on the reports of the other auditors.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

    In our opinion, based on our audit for the year ended December 31, 1995 and on our audits and the reports of other auditors for the years ended December 31,1994 and 1993, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stewart Information Services Corporation and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

    As discussed in Note 1 to the financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities", and Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", as of January 1, 1993, December 31, 1993 and December 31, 1995, respectively.

                                                           KPMG Peat Marwick LLP

Houston, Texas
February 7, 1996

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

-------------------------------------------------------------------------------------------------------
Years ended December 31                                                  1995        1994        1993
-------------------------------------------------------------------------------------------------------
                                                                                ($000 Omitted)
Revenues
  Title premiums, fees and other revenues   . . . . . . . . . . . .     266,728     289,265     334,187
  Investment income   . . . . . . . . . . . . . . . . . . . . . . .      13,564      12,382      10,304
  Investment gains (losses) - net   . . . . . . . . . . . . . . . .         956        (842)        404
  Other income, including equity earnings   . . . . . . . . . . . .       1,257       1,350       3,733
-------------------------------------------------------------------------------------------------------
                                                                        282,505     302,155     348,628

Expenses
  Employee costs    . . . . . . . . . . . . . . . . . . . . . . . .     140,795     148,325     152,231
  Other operating expenses    . . . . . . . . . . . . . . . . . . .      89,408      90,704      90,883
  Title losses and related claims   . . . . . . . . . . . . . . . .      29,591      40,212      58,574
  Depreciation and amortization   . . . . . . . . . . . . . . . . .       9,855       7,801       7,094
  Interest    . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,194         586         526
  Minority interests    . . . . . . . . . . . . . . . . . . . . . .         933         687       1,744
-------------------------------------------------------------------------------------------------------
                                                                        271,776     288,315     311,052

Earnings before taxes   . . . . . . . . . . . . . . . . . . . . . .      10,729      13,840      37,576
Income taxes    . . . . . . . . . . . . . . . . . . . . . . . . . .       3,722       4,162      13,917
-------------------------------------------------------------------------------------------------------

Net earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . .       7,007       9,678      23,659

Retained earnings at beginning of year  . . . . . . . . . . . . . .     112,754     106,262      83,575
Cash dividends on Common Stock ($.21, $.20 and $.17 per share)  . .      (1,214)     (1,118)       (972)
Stock dividend  . . . . . . . . . . . . . . . . . . . . . . . . . .          --      (2,068)         --
-------------------------------------------------------------------------------------------------------

Retained earnings at end of year  . . . . . . . . . . . . . . . . .     118,547     112,754     106,262
-------------------------------------------------------------------------------------------------------

Average number of shares outstanding (000 omitted)  . . . . . . . .       6,292       6,198       6,119

Earnings per share  . . . . . . . . . . . . . . . . . . . . . . . .        1.11        1.56        3.87
-------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

Consolidated Balance Sheets

-------------------------------------------------------------------------------------------------------
December 31                                                                            1995      1994
-------------------------------------------------------------------------------------------------------
                                                                                       ($000 Omitted)

Assets
  Cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . . . . . . . .    16,698    16,214
  Short-term investments    . . . . . . . . . . . . . . . . . . . . . . . . . . . .    28,238    26,740

  Investments in debt securities, at market:
    Statutory reserve funds   . . . . . . . . . . . . . . . . . . . . . . . . . . .   118,040   104,697
    Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    67,716    58,532
-------------------------------------------------------------------------------------------------------
                                                                                      185,756   163,229
  Receivables:
    Notes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,242     8,281
    Premiums from agents    . . . . . . . . . . . . . . . . . . . . . . . . . . . .     8,418     9,654
    Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    21,079    20,937
    Less allowance for uncollectible amounts    . . . . . . . . . . . . . . . . . .    (6,499)   (6,123)
-------------------------------------------------------------------------------------------------------
                                                                                       30,240    32,749
  Property and equipment, at cost:
    Land    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,359     1,359
    Buildings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,576     5,249
    Furniture and equipment   . . . . . . . . . . . . . . . . . . . . . . . . . . .    62,115    54,719
    Less accumulated depreciation and amortization    . . . . . . . . . . . . . . .   (44,779)  (36,549)
-------------------------------------------------------------------------------------------------------
                                                                                       24,271    24,778

  Title plants, at cost   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19,243    14,369
  Real estate, at lower of cost or net realizable value   . . . . . . . . . . . . .     3,303     3,896
  Investments in investees, on an equity basis    . . . . . . . . . . . . . . . . .     6,123     6,688
  Goodwill, less accumulated amortization of $3,881 and $3,308    . . . . . . . . .    11,029     4,979
  Deferred income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14,108    20,477
  Other assets    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12,350    11,057
-------------------------------------------------------------------------------------------------------
                                                                                      351,359   325,176
-------------------------------------------------------------------------------------------------------

Liabilities
  Notes payable, including $7,334 and $2,472 long-term portion    . . . . . . . . .    12,589     7,865
  Accounts payable and accrued liabilities    . . . . . . . . . . . . . . . . . . .    20,559    21,175
  Estimated title losses    . . . . . . . . . . . . . . . . . . . . . . . . . . . .   138,312   134,316
  Income taxes    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       482       793
  Minority interests    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,565     4,674
Contingent liabilities and commitments
Stockholders' equity
  Common - $1 par, authorized 15,000,000, issued and outstanding
    5,864,758 and 5,686,706   . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,865     5,687
  Class B Common - $1 par, authorized 1,500,000, issued and outstanding 525,006   .       525       525
  Additional paid-in capital    . . . . . . . . . . . . . . . . . . . . . . . . . .    45,945    42,750
  Net unrealized investment gains (losses), net of deferred taxes     . . . . . . .     3,970    (5,363)
  Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   118,547   112,754
-------------------------------------------------------------------------------------------------------
    Total stockholders' equity ($27.36 and $25.17 per share)    . . . . . . . . . .   174,852   156,353
-------------------------------------------------------------------------------------------------------
                                                                                      351,359   325,176
-------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


-------------------------------------------------------------------------------------------------------
Years ended December 31                                                  1995        1994        1993
-------------------------------------------------------------------------------------------------------
                                                                                ($000 Omitted)
Cash provided by operating activities (Note)  . . . . . . . . . . .      20,568      27,702      54,344

Investing activities:
  Purchases of property and equipment and title plants - net    . .      (6,700)    (12,177)     (8,733)
  Proceeds from investments matured and sold    . . . . . . . . . .      81,674     113,777      52,215
  Purchases of investments    . . . . . . . . . . . . . . . . . . .     (90,385)   (145,273)    (85,772)
  Increases in notes receivable   . . . . . . . . . . . . . . . . .      (1,081)     (2,408)     (3,555)
  Collections on notes receivable   . . . . . . . . . . . . . . . .       2,069       3,962       2,989
  Cash paid for the purchase of subsidiaries - net    . . . . . . .      (5,175)     (1,042)       (142)
  Proceeds from issuance of stock   . . . . . . . . . . . . . . . .          --         296          23
-------------------------------------------------------------------------------------------------------
Cash used by investing activities   . . . . . . . . . . . . . . . .     (19,598)    (42,865)    (42,975)

Financing activities:
  Dividends paid    . . . . . . . . . . . . . . . . . . . . . . . .      (1,214)     (1,118)       (972)
  Proceeds of notes payable   . . . . . . . . . . . . . . . . . . .       7,937       5,125       3,309
  Payments on notes payable   . . . . . . . . . . . . . . . . . . .      (7,209)     (3,514)     (4,289)
-------------------------------------------------------------------------------------------------------
Cash (used) provided by financing activities  . . . . . . . . . . .        (486)        493      (1,952)
-------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents  . . . . . . . . .         484     (14,670)      9,417
-------------------------------------------------------------------------------------------------------


Note: Reconciliation of net earnings to the above amounts -
  Net earnings    . . . . . . . . . . . . . . . . . . . . . . . . .       7,007       9,678      23,659
  Add (deduct):
    Depreciation and amortization   . . . . . . . . . . . . . . . .       9,855       7,801       7,094
    Provisions for title losses in excess of payments   . . . . . .       3,996      16,730      30,011
    Provision for uncollectible amounts - net   . . . . . . . . . .         376         855         579
    Decrease (increase) in accounts receivable - net    . . . . . .       2,814       3,265      (4,520)
    (Decrease) increase in accounts payable and accrued
      liabilities - net . . . . . . . . . . . . . . . . . . . . . .      (1,834)     (2,909)      4,166
    Provision for deferred income taxes   . . . . . . . . . . . . .       1,344      (1,794)     (6,548)
    Decrease in income taxes payable    . . . . . . . . . . . . . .        (708)     (7,042)        (72)
    Minority interest expense   . . . . . . . . . . . . . . . . . .         933         687       1,744
    Equity in net earnings of investees   . . . . . . . . . . . . .        (700)       (801)     (3,077)
    Realized investment (gains) losses - net    . . . . . . . . . .        (956)        842        (404)
    Stock bonuses   . . . . . . . . . . . . . . . . . . . . . . . .         303          61         729
    Increase in other assets    . . . . . . . . . . . . . . . . . .        (846)         --          --
    Other - net   . . . . . . . . . . . . . . . . . . . . . . . . .      (1,016)        329         983
-------------------------------------------------------------------------------------------------------
  Cash provided by operating activities   . . . . . . . . . . . . .      20,568      27,702      54,344
-------------------------------------------------------------------------------------------------------

Supplemental information:
  Income taxes paid   . . . . . . . . . . . . . . . . . . . . . . .       3,283      13,794      20,532
  Interest paid   . . . . . . . . . . . . . . . . . . . . . . . . .       1,199         446         476

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Three years ended December 31, 1995)

NOTE 1

A. Nature of operations. Stewart Information Services Corporation's dominant segment of operations is the land title business. The Company's revenues are materially affected by the volume of real estate activity in the United States. Mortgage interest rates are a major factor underlying real estate activity.

B. Summary of significant accounting policies. The accompanying financial statements were prepared by management which is responsible for their integrity and objectivity. The statements have been prepared in conformity with generally accepted accounting principles, including management's best judgments and estimates, with due consideration given to materiality. Actual results could differ from estimates.

C. Reclassification. Certain amounts in the 1994 and 1993 consolidated financial statements have been reclassified to the 1995 reporting presentation for comparative purposes.

D. Consolidation. Consolidated financial statements include all subsidiaries in which the Company owns more than 50% voting rights in electing directors. Unconsolidated investees, owned 20% through 50%, and over which the Company exercises significant influence, are accounted for by the equity method. All significant intercompany accounts and transactions are eliminated and provision is made for minority interests.

E. Statutory accounting. The accounts of Stewart Title Guaranty Company (Guaranty) and its subsidiary, Stewart Title Insurance Company, also a title insurer, are maintained on a statutory basis, in accordance with practices required or permitted by regulatory authorities. The statutory accounts are restated in consolidation to conform with generally accepted accounting principles.

  In restating to generally accepted accounting principles, the amounts for statutory premium reserve and reserve for reported title losses are eliminated and, in substitution, amounts are established for estimated title losses (see below). The net effect, after providing for deferred income taxes, is included in consolidated retained earnings. In calculating the amount owed on federal income tax returns, the statutory premium reserve and reserve for reported title losses must be discounted to their present values.


F. Title premiums and fees. Revenues from services rendered in closing and insuring titles are considered earned at the time of the closing of the related real estate transactions.

G. Title losses and related claims. Estimating future title loss payments is difficult because of the complex nature of title claims, the long periods of time over which claims are paid, significantly varying dollar amounts of individual claims and other factors.

  For losses under $750,000 each, the Company estimates the aggregate amount that will be paid in future years on title policies issued in the current year. The estimated amount is charged to earnings currently (when the related revenues are recognized). In making the estimates, the Company uses moving average ratios of recent actual policy loss payment experience, net of recoveries, to premium revenues.

  Policy losses in excess of $750,000 each are individually evaluated and charged to earnings when they become known. A general reserve is maintained for unknown major losses. Escrow and other losses incurred in office operations are accounted for separately.

  Amounts shown as the Company's estimated liability for future loss payments are continually reviewed for reasonableness and adjusted as appropriate. In accordance with industry practice, the amounts have not been discounted to their present values.

H. Income taxes. The Company adopted FAS 109 in the first quarter of 1993. The cumulative effect of the change was negligible. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the tax bases and the book carrying values for certain assets and liabilities. Valuation allowances are provided as may be appropriate. Enacted tax rates are used in calculating amounts.

I. Earnings per share. Earnings per share amounts are calculated using the weighted average number of shares of Common Stock and Class B Common Stock outstanding during each year. The dilutive effect of Common Stock equivalents is insignificant.

J. Cash equivalents. Cash equivalents are highly liquid investments that are convertible to cash or mature on a daily basis as part of the Company's management of day-to-day operating cash.

K. Investments. The Company adopted FAS 115 effective December 31, 1993. There was no adverse effect on the consolidated financial condition of the Company. The Company has classified all of its investments in debt securities as available for sale. Any net unrealized gains or losses on securities, less taxes, are included in stockholders' equity. Any permanent decline in fair value of securities is charged to earnings.

L. Property and equipment. Depreciation is computed principally by the straight-line method at the following rates: buildings - 30 to 40 years and furniture and equipment - 3 to 10 years. Maintenance and repairs are expensed as incurred while improvements are capitalized. Gains and losses are recognized at disposal.

M. Title plants. Title plants include compilations of a county's official land records, prior examination files, copies of prior title policies, maps and related materials which are geographically indexed to a specific property. The costs of acquiring existing title plants and building new ones, prior to the time such plants are placed in operation, are capitalized. Such costs are not amortized because there is no indication of any loss of value. The costs of maintaining and operating title plants are expensed as incurred. Gains and losses on sales of copies of title plants or interests in title plants are recognized in the year of sale.

N. Goodwill. Goodwill is the excess of the purchase price over the fair value of net assets of subsidiaries acquired and is amortized by charges to earnings over 10 to 40 years.

O. Long-lived assets. The Company adopted FAS 121 effective December 31, 1995. The cumulative effect of the change was negligible. The Company continuously reviews the carrying value of its title plants, goodwill and other long-lived assets for possible impairment. Where applicable, the book amounts are reduced to fair market values.

P. Escrow funds. Cash held in escrow for customers is excluded from the balance sheets.

NOTE 2

Gross revenues. In the accompanying financial statements, premiums earned on policies issued by independent agents are shown net of amounts charged by agents for their services. Under statutory accounting, premium revenues include agent charges, with an offsetting charge to expense for the same amount.

  On a statutory basis, revenues and expenses would be increased by like amounts and would be stated as shown below. There would be no effect on net earnings.

-------------------------------------------------------------------------------------------------------
                                                                         1995        1994        1993
-------------------------------------------------------------------------------------------------------
                                                                               ($000 Omitted)
Title premiums, fees and
  other revenues (gross)  . . . . . . . . . . . . . . . . . . . . .     518,792     598,179     669,142
Less amounts retained
  by agents   . . . . . . . . . . . . . . . . . . . . . . . . . . .    (252,064)   (308,914)   (334,955)
-------------------------------------------------------------------------------------------------------
Title premiums, fees and
  other revenues (net)  . . . . . . . . . . . . . . . . . . . . . .     266,728     289,265     334,187
-------------------------------------------------------------------------------------------------------



NOTE 3

Income taxes. The following reconciles federal income taxes computed at the statutory rate with income taxes as reported.

-------------------------------------------------------------------------------------------------------
                                                                          1995        1994        1993
-------------------------------------------------------------------------------------------------------
                                                                                ($000 Omitted)
Expected income taxes at 35%  . . . . . . . . . . . . . . . . . . .       3,755       4,844      13,152
State income taxes  . . . . . . . . . . . . . . . . . . . . . . . .         393         494       1,422
Tax effect of permanent differences:
  Tax-exempt interest   . . . . . . . . . . . . . . . . . . . . . .      (1,657)     (1,648)       (752)
  Nondeductible items   . . . . . . . . . . . . . . . . . . . . . .         606         665         215
  Equity income   . . . . . . . . . . . . . . . . . . . . . . . . .        (251)       (280)     (1,077)
  Minority interests    . . . . . . . . . . . . . . . . . . . . . .         327         240         610
  Other - net   . . . . . . . . . . . . . . . . . . . . . . . . . .         549        (153)        347
-------------------------------------------------------------------------------------------------------
Income taxes  . . . . . . . . . . . . . . . . . . . . . . . . . . .       3,722       4,162      13,917
-------------------------------------------------------------------------------------------------------
Effective income tax rate (%)   . . . . . . . . . . . . . . . . . .        34.7        30.1        37.0
-------------------------------------------------------------------------------------------------------

    Deferred tax assets and liabilities at December 31, 1995 and 1994 were as follows:

-------------------------------------------------------------------------------------------
                                                                          1995        1994
-------------------------------------------------------------------------------------------
                                                                           ($000 Omitted)
Deferred tax assets:
  Book over tax title loss provisions   . . . . . . . . . . . . . .      16,464      17,830
  Unrealized losses on investments    . . . . . . . . . . . . . . .          --       2,888
  Net operating losses    . . . . . . . . . . . . . . . . . . . . .         619         550
  Allowance for bad debts   . . . . . . . . . . . . . . . . . . . .       1,086       1,339
  Salvage recoverable   . . . . . . . . . . . . . . . . . . . . . .          --         520
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         938         918
-------------------------------------------------------------------------------------------
                                                                         19,107      24,045
  Less valuation allowance  . . . . . . . . . . . . . . . . . . . .      (1,221)     (1,157)
-------------------------------------------------------------------------------------------
                                                                         17,886      22,888
Deferred tax liabilities:
  Unrealized gains on investments     . . . . . . . . . . . . . . .      (2,137)         --
  Tax over book depreciation    . . . . . . . . . . . . . . . . . .        (356)       (802)
  Investments in partnerships   . . . . . . . . . . . . . . . . . .         (90)       (685)
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (1,195)       (924)
-------------------------------------------------------------------------------------------
                                                                         (3,778)     (2,411)
-------------------------------------------------------------------------------------------
Net deferred tax assets   . . . . . . . . . . . . . . . . . . . . .      14,108      20,477
-------------------------------------------------------------------------------------------

  The Company's valuation allowance relates to portions of certain subsidiary operating loss carryforwards and other deferred tax assets. Management believes future earnings levels will be sufficient to permit the Company to realize net deferred tax assets.

  There was a deferred tax expense of $1,344,000 and deferred tax benefits of $1,794,000 and $6,548,000 for the years ended December 31, 1995, 1994 and 1993, respectively.

NOTE 4

Restrictions on cash and investments. The "statutory reserve funds" included in the accompanying financial statements have been set aside to comply with legal requirements for statutory premium reserves and state deposits. These funds were not available for any other purpose.

  A substantial majority of investments and cash at each year end was held by title insurer subsidiaries. Generally, the types of investments a title insurer can make are subject to legal restrictions. Furthermore, the transfer of funds by a title insurer to its parent or subsidiary operations, as well as other related party transactions, are restricted by law and generally require the approval of state insurance authorities.

NOTE 5

Dividend restrictions. Substantially all of consolidated retained earnings at each year end was represented by the retained earnings of Guaranty, which owns directly or indirectly substantially all of the subsidiaries included in the consolidation.

  Guaranty cannot pay a dividend in excess of certain limits without the approval of the Texas Insurance Commissioner. The maximum dividend which could have been paid without such approval in 1995 was $24,001,000. Guaranty paid or declared cash dividends of $9,390,000 in 1995. Guaranty also paid significantly less than maximum legal limits for dividends in 1994 and 1993.

  Dividends from Guaranty were also voluntarily restricted primarily to maintain statutory surplus and liquidity at competitive levels. The ability of a title insurer to pay claims can significantly affect the decision of lenders and other customers when buying a policy from a particular insurer.

NOTE 6

Investments. The amortized cost and market value of investments in debt securities at December 31 follow:

------------------------------------------------------------------------------------------------------------
                                                                           1995                   1994
------------------------------------------------------------------------------------------------------------
                                                                   Amortized   Market      Amortized  Market
                                                                      cost     value         cost     value
------------------------------------------------------------------------------------------------------------
                                                                                 ($000 Omitted)
Municipal   . . . . . . . . . . . . . . . . . . . . . . . . . . .    93,042    95,049        91,598   85,267
Mortgage-backed   . . . . . . . . . . . . . . . . . . . . . . . .    26,630    27,499        28,114   26,872
US Government   . . . . . . . . . . . . . . . . . . . . . . . . .    28,393    29,636        40,105   39,728
Corporate, utilities  . . . . . . . . . . . . . . . . . . . . . .    31,584    33,572        11,663   11,362
------------------------------------------------------------------------------------------------------------
                                                                    179,649   185,756       171,480  163,229
------------------------------------------------------------------------------------------------------------


The gross unrealized gains and losses at December 31 were:

----------------------------------------------------------------------------------------------------------
                                                                             1995              1994
----------------------------------------------------------------------------------------------------------
                                                                      Gains     Losses    Gains     Losses
----------------------------------------------------------------------------------------------------------
                                                                                 ($000 Omitted)
Municipal   . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,117       110      166       6,497
Mortgage-backed   . . . . . . . . . . . . . . . . . . . . . . . .     1,684       815      157       1,399
US Government   . . . . . . . . . . . . . . . . . . . . . . . . .     1,286        43       24         401
Corporate, utilities  . . . . . . . . . . . . . . . . . . . . . .     2,033        45      138         439
----------------------------------------------------------------------------------------------------------
                                                                      7,120     1,013      485       8,736
----------------------------------------------------------------------------------------------------------


  Debt securities at December 31, 1995 mature, according to their contractual terms, as follows (actual maturities may differ because of call or prepayment rights):

--------------------------------------------------------------------------------------
                                                                   Amortized    Market
                                                                     cost       value
--------------------------------------------------------------------------------------
                                                                      ($000 Omitted)
In one year or less   . . . . . . . . . . . . . . . . . . . . . .     1,519      1,532
After one year through five years   . . . . . . . . . . . . . . .    27,522     28,344
After five years through ten years  . . . . . . . . . . . . . . .    78,379     80,916
After ten years   . . . . . . . . . . . . . . . . . . . . . . . .    45,599     47,465
Mortgage-backed securities  . . . . . . . . . . . . . . . . . . .    26,630     27,499
--------------------------------------------------------------------------------------
                                                                    179,649    185,756
--------------------------------------------------------------------------------------

  The Company believes its investment portfolio is diversified and expects no material loss to result from the failure to perform by issuers of the debt securities it holds. Investments made by the Company are not collateralized. The mortgage-backed securities are insured by GNMA and FNMA.

NOTE 7

Investment income. Income from investments and net realized gains (losses) from sales of investments for the three years follow:

----------------------------------------------------------------------------------------------
                                                                      1995      1994     1993
----------------------------------------------------------------------------------------------
                                                                          ($000 Omitted)
Income:
  Short-term investments and
    cash equivalents    . . . . . . . . . . . . . . . . . . . . .     2,025     1,745    1,587
  Debt securities -
    Municipal   . . . . . . . . . . . . . . . . . . . . . . . . .     4,805     4,639    2,089
    Mortgage-backed   . . . . . . . . . . . . . . . . . . . . . .     2,204     2,526    3,577
    US Government   . . . . . . . . . . . . . . . . . . . . . . .     2,042     1,156      557
    Corporate, utilities    . . . . . . . . . . . . . . . . . . .     1,936     1,740    1,827
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . .       552       576      667
----------------------------------------------------------------------------------------------
                                                                     13,564    12,382   10,304
----------------------------------------------------------------------------------------------

Net realized gains (losses):
  Debt securities   . . . . . . . . . . . . . . . . . . . . . . .     1,072    (1,093)     404
  Other investments   . . . . . . . . . . . . . . . . . . . . . .      (116)      251       --
----------------------------------------------------------------------------------------------
                                                                        956      (842)     404
----------------------------------------------------------------------------------------------

  The sales of debt securities in 1995 resulted in proceeds of $41,911,000, gross gains of $1,258,000 and gross losses of $186,000. The sales of debt securities in 1994 resulted in proceeds of $70,442,000, gross gains of $914,000 and gross losses of $2,007,000. In 1994, certain securities were sold to use tax loss carrybacks that would have otherwise expired.

  Expenses assignable to investment income were insignificant. There were no significant investments at December 31, 1995 that did not produce income during the year.

NOTE 8

Notes payable.

-------------------------------------------------------------------------------------
                                                                      1995      1994
-------------------------------------------------------------------------------------
                                                                      ($000 Omitted)
Banks:
  Secured by mortgages on real estate,
    primarily at prime (8.5%
    at December 31, 1995),
    payable lump sum and serially   . . . . . . . . . . . . . . .       994     1,122
  Unsecured, 6.0% to 10.5%, varying
    payments    . . . . . . . . . . . . . . . . . . . . . . . . .    10,453     5,241
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . .       616       661
Other than banks:
  Secured by equipment, office buildings,
    real estate and subsidiary stock,
    8.0% to 12.0%, varying payments   . . . . . . . . . . . . . .       526       841
-------------------------------------------------------------------------------------
                                                                     12,589     7,865
-------------------------------------------------------------------------------------

  The above notes mature $5,255,000 in 1996, $1,611,000 in 1997, $2,530,000 in
1998, $2,716,000 in 1999, $445,000 in 2000 and $32,000 subsequent to 2000.


NOTE 9

Estimated title losses. Provisions accrued, payments made and liability balances for the three years follow:

----------------------------------------------------------------------------------------------------
                                                                      1995        1994        1993
----------------------------------------------------------------------------------------------------
                                                                            ($000 Omitted)
Balances at January 1   . . . . . . . . . . . . . . . . . . . . .   134,316      117,586      87,575

Provisions  . . . . . . . . . . . . . . . . . . . . . . . . . . .    29,591       40,212      58,574
Payments  . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (25,530)     (22,172)    (29,615)
(Decrease) increase in salvage  . . . . . . . . . . . . . . . . .       (65)      (1,310)      1,052
----------------------------------------------------------------------------------------------------
Balances at December 31 . . . . . . . . . . . . . . . . . . . . .   138,312      134,316     117,586
----------------------------------------------------------------------------------------------------

  Provisions include amounts related to the current year of approximately $27,554,000, $39,642,000 and $51,634,000 for 1995, 1994 and 1993, respectively.
Payments related to the current year, including escrow and other loss payments, were approximately $5,613,000, $8,216,000 and $11,209,000 for 1995, 1994 and
1993, respectively.

  The above current year provision totals include provisions made for claims which are based on historical ratios of losses-to-premium revenues. See Note 1(G) for the principles followed in accounting for title losses and related claims.


NOTE 10

Fair values. The Company's financial instruments include cash and cash equivalents, short-term investments, investments in debt securities (carried at market value), notes receivable, accounts receivable, notes payable, accounts payable and commitments.

  The fair value of financial instruments is determined by reference to various market data and other valuation techniques, as appropriate. The fair values of financial instruments approximated their carrying values at December 31, 1995 and 1994.


NOTE  11

Common Stock and Class B Common Stock. Holders of Common and Class B Common Stock have the same rights, except no cash dividends may be paid on Class B Common Stock. The two classes vote separately when electing directors and on any amendment to the Company's certificate of incorporation that affects the two classes unequally.

  A provision of the by-laws requires an affirmative vote of at least two-thirds of the directors to elect officers or to approve any proposal which may come before the directors. This provision cannot be changed without a majority vote of each class of stock.

  Holders of Class B Common Stock may, with no cumulative voting rights, elect four directors if 525,000 or more shares of Class B Common Stock are outstanding; three directors if between 300,000 and 525,000 shares are outstanding; and none if less than 300,000 shares of Class B Common Stock are outstanding. Holders of Common Stock, with cumulative voting rights, elect the balance of the nine directors.

  Class B Common Stock may, at any time, be converted by its shareholders into Common Stock on a share-for-share basis, but all of the holders of Class B Common Stock have agreed among themselves not to convert their stock prior to January 2005. Such conversion is mandatory on any transfer to a person not a lineal descendant (or spouse, trustee, etc. of such descendant) of William H. Stewart.

  At December 31, 1995 and 1994, there were 84,482 shares (cost $294,000) of Common Stock held by a subsidiary of the Company. These shares are considered retired but may be issued from time to time in lieu of new shares.

  On April 28, 1994, the Company effected a one-for-two stock split recorded in the form of a 50% stock dividend. All share and per share data presented in these financial statements have been restated for the effects of the stock split.

NOTE 12

Changes in Common Stock. Changes in Common Stock and additional paid-in capital for the years ended December 31, 1995, 1994 and 1993 were as follows:


---------------------------------------------------------------------------------------------------
                                                                               Class B   Additional
                                                                      Common    Common    paid-in
                                                                      Stock     Stock     capital
---------------------------------------------------------------------------------------------------
                                                                            ($000 Omitted)
Balances at December 31, 1992   . . . . . . . . . . . . . . . . .     3,714       350      41,005
  Acquisition   . . . . . . . . . . . . . . . . . . . . . . . . .         9        --         166
  Exercise of stock options   . . . . . . . . . . . . . . . . . .         5        --         102
  Stock bonuses   . . . . . . . . . . . . . . . . . . . . . . . .        25        --         621
-------------------------------------------------------------------------------------------------
Balances at December 31, 1993   . . . . . . . . . . . . . . . . .     3,753       350      41,894
  Stock dividend    . . . . . . . . . . . . . . . . . . . . . . .     1,893       175          --
  Acquisition . . . . . . . . . . . . . . . . . . . . . . . . . .         3        --          41
  Exercise of stock options   . . . . . . . . . . . . . . . . . .        22        --         401
  Stock bonuses   . . . . . . . . . . . . . . . . . . . . . . . .        16        --         414
-------------------------------------------------------------------------------------------------
Balances at December 31, 1994   . . . . . . . . . . . . . . . . .     5,687       525      42,750
  Acquisitions    . . . . . . . . . . . . . . . . . . . . . . . .       159        --       2,911
  Stock bonuses   . . . . . . . . . . . . . . . . . . . . . . . .        19        --         284
-------------------------------------------------------------------------------------------------
Balances at December 31, 1995   . . . . . . . . . . . . . . . . .     5,865       525      45,945
-------------------------------------------------------------------------------------------------

NOTE 13

Stock options. The Company has granted stock options to certain executive and management personnel. Transactions under stock option plans during the last three years were as follows:

----------------------------------------------------------------------------------------------------
                                                                     1995         1994        1993
----------------------------------------------------------------------------------------------------
Number of options:
  January 1   . . . . . . . . . . . . . . . . . . . . . . . . . .   128,100      141,450     135,750

  Granted   . . . . . . . . . . . . . . . . . . . . . . . . . . .    30,300       18,900      20,100
  Exercised   . . . . . . . . . . . . . . . . . . . . . . . . . .        --      (32,250)     (6,996)
  Canceled    . . . . . . . . . . . . . . . . . . . . . . . . . .        --           --      (7,404)
----------------------------------------------------------------------------------------------------
  December 31   . . . . . . . . . . . . . . . . . . . . . . . . .   158,400      128,100     141,450
----------------------------------------------------------------------------------------------------

  Stock options were granted at prices equal to the market price at the prior year end. Options outstanding at December 31, 1995 and 1994 were at prices of $9.17 to $20.00 and at December 31, 1993, at $9.17 to $13.67 per share.
Options exercised during 1994 and 1993 were at $9.17 per share. Shares available for future option grants at December 31, 1995 were 119,950.

  The Financial Accounting Standards Board issued Statement 123, "Accounting for Stock-Based Compensation", effective for fiscal years beginning after December 15, 1995. The statement allows companies to retain the current intrinsic value based method of accounting for its stock-based compensation arrangements or adopt a new fair value based method. Expanded disclosure is required in the financial statements of companies that continue to follow current practice. The Company intends to continue its current practice of accounting for stock-based compensation and therefore expects no effect on the financial statements.

NOTE 14

Leases. The Company's expense for leased office space was $17,284,000 in 1995, $16,296,000 in 1994 and $12,521,000 in 1993. These are operating, noncancelable leases expiring over the next ten years. The future minimum lease payments are as follows (stated in thousands of dollars):

  1996    . . . . . . . . . . . . . . . . . . . . . . . . . . . .    14,929
  1997    . . . . . . . . . . . . . . . . . . . . . . . . . . . .    12,308
  1998    . . . . . . . . . . . . . . . . . . . . . . . . . . . .     9,329
  1999    . . . . . . . . . . . . . . . . . . . . . . . . . . . .     5,991
  2000    . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,025
  2001 and after  . . . . . . . . . . . . . . . . . . . . . . . .     9,274
---------------------------------------------------------------------------
                                                                     55,856
---------------------------------------------------------------------------

  A subsidiary owned limited partnership interests in certain buildings partially occupied by the Company, including the former Company headquarters occupied until 1994. Annual rents paid to these partnerships by the Company approximated $1,637,000 in 1994 and $1,728,000 in 1993, before deducting partnership income or sub-rentals. The Company signed a ten year lease with an unaffiliated company for its new headquarters in Houston in 1994.

NOTE 15

Contingent liabilities and commitments. The Company makes separate provisions for individual title losses over $750,000 and reviews claims in excess of this amount asserted against Guaranty when evaluating the adequacy of recorded reserves. See Note 1(G).

  Claims had been made at December 31, 1995 against Guaranty for amounts in excess of $750,000 for which no provision was made. Management believes, based on the advice of counsel, the loss on these claims (1) will be resolved for less than $750,000 each or (2) cannot be reasonably estimated. Management believes any loss on these claims which cannot be estimated at December 31, 1995 will not be material in relation to the consolidated financial condition of the Company.

  The Company is contingently liable for disbursements of escrow funds held by agents in certain cases where specific insured closing guarantees have been issued.

  In December 1994 the California Board of Equalization (CBOE) ruled in favor of the Company concerning an assessment of additional premium taxes for the year 1987. However, an assessment of $2.5 million, excluding interest and penalties, for retaliatory taxes for 1987 was left pending. A hearing before the CBOE is expected in the near future.

  Five other states have also assessed the Company additional premium taxes. The assessments, excluding interest and penalties, aggregate $1.8 million. The years of assessments cover 1984 through 1994.

  The Company cannot predict whether additional taxes of this nature will be assessed by California, the five states or any other states. State taxing authorities are under increasing pressure to collect additional tax revenues. The Company intends to vigorously oppose any assessments and believes its tax payments are correct.

  However, there can be no assurance the Company will prevail in these controversies. If it does not prevail, the tax assessments may, in the aggregate, result in a material reduction in the Company's earnings in future years.

  Various takeout commitments approximated $1,151,000 at December 31, 1995. Management believes adequate provisions have been made for any losses from these commitments.


NOTE 16

Reinsurance. As is the industry practice, the Company cedes risk to other underwriters in excess of certain underwriting limits. However, the Company remains contingently liable if the reinsurer should fail to satisfy its obligations. The Company also assumes risk from other underwriters. A payment on an assumed risk or a recovery on a ceded risk is rare in the experience of the Company and the industry. The Company has not paid or recovered any reinsured losses during the three years ended December 31, 1995. The total amount of premiums for assumed and ceded risks was less than one percent of title premiums, fees and other revenues in each of the last three years.


NOTE 17

Equity in investees. Certain summarized aggregate financial information for investees follows:

----------------------------------------------------------------------------------------------
                                                                      1995      1994     1993
----------------------------------------------------------------------------------------------
                                                                          ($000 Omitted)
For the year:
  Revenues    . . . . . . . . . . . . . . . . . . . . . . . . . .    50,804    69,125   86,866
  Net earnings    . . . . . . . . . . . . . . . . . . . . . . . .     2,245     1,471    8,993
As of December 31:
  Total assets    . . . . . . . . . . . . . . . . . . . . . . . .    25,321    36,496
  Stockholders' equity    . . . . . . . . . . . . . . . . . . . .    16,567    19,260
----------------------------------------------------------------------------------------------

NOTE 18

Quarterly financial information (unaudited).

----------------------------------------------------------------------------------------------------------------
                                                                     Mar 31      June 30      Sept 30     Dec 31
----------------------------------------------------------------------------------------------------------------
                                                                         ($000 Omitted, except per share)
Revenues
  1995    . . . . . . . . . . . . . . . . . . . . . . . . . . . .    58,048       67,327      77,165      79,965
  1994    . . . . . . . . . . . . . . . . . . . . . . . . . . . .    84,411       79,849      71,785      66,110
Net earnings (loss)
  1995    . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (1,427)       1,675       3,501       3,258
  1994    . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,440        2,304       1,667       1,267 (1)
Earnings (loss) per share
  1995    . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (.23)         .27         .55         .51
  1994    . . . . . . . . . . . . . . . . . . . . . . . . . . . .       .72          .37         .27         .20 (1)
----------------------------------------------------------------------------------------------------------------

(1) Includes an after-tax capital loss of $839,000, or $.14 per share, on the sale of certain portfolio bonds.

STEWART TITLE GUARANTY COMPANY
STEWART TITLE INSURANCE COMPANY
Subsidiaries of Stewart Information Services Corporation

UNCONSOLIDATED Statutory BALANCE SHEETS
From statutory Annual Statements as filed (unaudited)

                                                                            Stewart Title      Stewart Title
December 31, 1995                                                         Guaranty Company   Insurance Company
--------------------------------------------------------------------------------------------------------------
                                                                                    ($000 Omitted)
Admitted assets
  Bonds   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     167,120            11,793
  Stocks (investments in subsidiaries)  . . . . . . . . . . . . . . . . .      64,702             1,049
  Cash and bank deposits  . . . . . . . . . . . . . . . . . . . . . . . .       8,449               816
  Short-term investments    . . . . . . . . . . . . . . . . . . . . . . .       7,305             2,203
  Title plants    . . . . . . . . . . . . . . . . . . . . . . . . . . . .       4,825               328
  Title insurance premiums, fees and other receivables    . . . . . . . .       6,945               237
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       8,896               468
-------------------------------------------------------------------------------------------------------
                                                                              268,242            16,894
-------------------------------------------------------------------------------------------------------

Liabilities, surplus and other funds
  Reserve for title losses  . . . . . . . . . . . . . . . . . . . . . . .      22,350               865
  Statutory premium reserve   . . . . . . . . . . . . . . . . . . . . . .     106,499             3,414
  Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      13,573               880
-------------------------------------------------------------------------------------------------------
                                                                              142,422             5,159
Surplus as regards policyholders (Note) . . . . . . . . . . . . . . . . .     125,820            11,735
-------------------------------------------------------------------------------------------------------
                                                                              268,242            16,894
-------------------------------------------------------------------------------------------------------

Consolidated stockholder's equity (unaudited), based on generally accepted accounting principles (GAAP), for Stewart Title Guaranty Company
at December 31, 1995 was ($000 omitted)   . . . . . . . . . . . . . . . .                151,615
                                                                                         =======

Note: The amount shown above for stockholder's equity exceeds policyholder surplus primarily because under GAAP the statutory premium reserve and reserve for reported title losses are eliminated and estimated title loss reserves are substituted, net of applicable income taxes.

STEWART TITLE GUARANTY COMPANY
Statutory Policyholder Surplus Growth
(In $ millions)



                                 [BAR GRAPH]

          Year                                                Amount
          ----                                            ---------------
                                                          (In $ millions)
          1975 . . . . . . . . . . . . . . . . . . . . . . . .    6
          1976 . . . . . . . . . . . . . . . . . . . . . . . .    7
          1977 . . . . . . . . . . . . . . . . . . . . . . . .    8
          1978 . . . . . . . . . . . . . . . . . . . . . . . .   10
          1979 . . . . . . . . . . . . . . . . . . . . . . . .   12
          1980 . . . . . . . . . . . . . . . . . . . . . . . .   12
          1981 . . . . . . . . . . . . . . . . . . . . . . . .   12
          1982 . . . . . . . . . . . . . . . . . . . . . . . .   14
          1983 . . . . . . . . . . . . . . . . . . . . . . . .   17
          1984 . . . . . . . . . . . . . . . . . . . . . . . .   21
          1985 . . . . . . . . . . . . . . . . . . . . . . . .   24
          1986 . . . . . . . . . . . . . . . . . . . . . . . .   44
          1987 . . . . . . . . . . . . . . . . . . . . . . . .   45
          1988 . . . . . . . . . . . . . . . . . . . . . . . .   61
          1989 . . . . . . . . . . . . . . . . . . . . . . . .   62
          1990 . . . . . . . . . . . . . . . . . . . . . . . .   63
          1991 . . . . . . . . . . . . . . . . . . . . . . . .   65
          1992 . . . . . . . . . . . . . . . . . . . . . . . .   87
          1993 . . . . . . . . . . . . . . . . . . . . . . . .  114
          1994 . . . . . . . . . . . . . . . . . . . . . . . .  120
          1995 . . . . . . . . . . . . . . . . . . . . . . . .  126

21 consecutive years of statutory policyholder surplus growth - unmatched in the title industry.




32