Form 10-K405, Exhibit 13
period 1997-12-31
STEWART INFORMATION SERVICES CORP
filed 1998-03-24
CIK 94344

                                                                     EXHIBIT 13



MANAGEMENT DISCUSSION AND ANALYSIS

A comparison of the results of operations of the Company for 1997 with 1996 and 1996 with 1995 follows.

General. The Company's dominant segment of operations is the land title business. In general, the principal factors that contribute to increases in title revenues include declining mortgage interest rates (which usually increase home sales and refinancing transactions), rising home prices, higher premium rates, increased market share, additional revenues from new offices and increased revenues from nonresidential, commercial transactions. Although relatively few in number, large commercial transactions usually yield higher premiums.

     Mortgage interest rates, on the average, fell from 7.95% in 1995 to 7.81% 1996 to 7.60% in 1997. Rates begin in early 1995 at a little over 9% and then trended downward to end the year slightly over 7%. In 1996, rates rose in the first half of the year and fell in the second half. In the early months of 1997, rates rose again, but then began a fairly steady decline in May 1997 and fell each month that followed. At year end 1997, rates were approximately at or below the 7% level.

     Operating in these mortgage interest environments, together with a good general economy, real estate activity began to increase in the last part of 1997. Existing home sales moved to record levels in the last quarter. Refinancing transactions in the last month of 1997 and in early 1998 also rose to record levels.

Title revenues. The Company's revenues from premiums, fees and other revenues increased 7.9% in 1997 over 1996 and 22.9% in 1996 over 1995. The number of title orders opened and closed by the Company and the average revenue per order closed follow (agent operations and certain other income have been excluded).

-------------------------------------------------------------------------------
                                                    1997      1996       1995
-------------------------------------------------------------------------------
Number of orders opened (000s)  . . . . . . .        331       319        278
Number of orders closed (000s)  . . . . . . .        247       239        206
Average revenue per order closed  . . . . . .      $ 979     $ 938      $ 907
-------------------------------------------------------------------------------

     Total closings increased 3.2% in 1997 and 16.0% in 1996. The average revenue per closing increased 4.4% in 1997 and 3.4% in 1996. The average rate was increased each year by higher home prices. There were no major revenue rate increases in 1997 or 1996.

Title revenues by state. The approximate amounts and percentages of Stewart's consolidated title revenues by state for the last three years were:

-----------------------------------------------------------------------------------------------
                                                   Amounts ($ millions)        Percentages
                                                   1997   1996   1995      1997   1996   1995
-----------------------------------------------------------------------------------------------
California  . . . . . . . . . . . . . . . . .      123    119     97        19     20     20
Texas   . . . . . . . . . . . . . . . . . . .      116    111     93        18     18     19
New York  . . . . . . . . . . . . . . . . . .       51     50     35         8      8      7
Florida   . . . . . . . . . . . . . . . . . .       47     40     29         7      7      6
Colorado  . . . . . . . . . . . . . . . . . .       20     18     16         3      3      3
Nevada  . . . . . . . . . . . . . . . . . . .       19     18     14         3      3      3
Arizona   . . . . . . . . . . . . . . . . . .       19     17     14         3      3      3
All others  . . . . . . . . . . . . . . . . .      262    236    198        39     38     39
-----------------------------------------------------------------------------------------------
                                                   657    609    496       100    100    100
-----------------------------------------------------------------------------------------------

REI revenues. Real estate information revenues were $35.3 million in 1997, $32.0 million in 1996 and $24.0 million in 1995. The increases in 1997 and 1996 were primarily due to a significant number of new businesses started in those two years and additional income earned from operations existing in 1995. The Company terminated an unprofitable business in late 1996 which reduced the amount of the revenue increase in 1997 over 1996.

     The Company is engaged in negotiations to sell an unprofitable REI company in England. If the results of this company were excluded, the pretax loss for the REI segment would have been $2.5 million in 1997. The Company believes the losses incurred in starting its REI companies will yield significant earnings in future years.

Investments. Investment income increased 10.2% in 1997 and 6.5% in 1996, primarily because of increases in yields and average balances invested. Investment gains in 1997, 1996 and 1995 were realized as part of the ongoing management of the investment portfolio for the purpose of improving performance.

Agent retention. Amounts retained by title agents are based on contracts between the agents and the underwriters of the Company, Contractual rates, closing practices, remittance rates and agent retentions vary across the country.

     The percentage that amounts retained by agents bears to agent revenues may vary from year to year because of the geographical mix of agent operations and title revenues.

------------------------------------------------------------------------------------
                                                      1997        1996         1995
------------------------------------------------------------------------------------
                                                             ($000 Omitted)
Amounts retained by agents ........................ 334,653     311,937     252,064
Agent revenues .................................... 412,970     383,676     307,645
Retained by agents (%) ............................    81.0        81.3        81.9
------------------------------------------------------------------------------------

Employee and other expenses. Employee costs for the combined segments of business increased 10.2% in 1997 and 21.4% in 1996. The average number of employees increased in both years. The number of persons employed by the Company at December 31, 1997, 1996 and 1995 was 4,569, 4,111 and 3,757,
respectively. The increase in staff in 1997 and 1996 was primarily in automation, real estate information areas, new offices and field service centers.

      The Company has chosen to increase cost levels in automation and real estate information areas because it believes the development and sale of new products and services to new and existing customers is important to its future. Through automating operating processes, the Company expects to add customer revenues and reduce operating expenses and title losses in the future.

      Other operating expenses increased 11.3% in 1997 and 14.9% in 1996. Excluding the effect of new offices, the increase was 10.4% in 1997 and 12.8% in 1996. The overall increase for each year was caused primarily by changes in transaction volume. Expenses that increased in 1997 were rent, premium taxes, business promotion and delivery costs. Expenses that increased in 1996 included business promotion, supplies, rent and premium taxes. Other operating expenses also include policy forms, title plant expenses, telephone and travel. Most of these expenses follow, to varying degrees, the changes in transaction volume and revenues.

      Provisions for title losses, as a percentage of title premiums, fees and other revenues, were 4.5%, 5.6% and 6.0% in 1997, 1996 and 1995, respectively. The continued improvement in industry trends in claims and the Company's improved experience in claims have also led to smaller provisions for title losses.

      The Company's labor and certain other operating costs are sensitive to inflation. Increases in consumer prices are considered in granting pay raises. To the extent inflation causes increases in the prices of homes and other real estate, premium revenues are also increased. Premiums are determined in part by the insured values of the transactions handled by the Company.

Nonrecurring charge. A pretax writeoff of $1.9 million of goodwill in a subsidiary in England that may be sold under current negotiations was recorded in the fourth quarter of 1997. The subsidiary incurred after-tax operating losses of $1.0 million in 1997. This subsidiary has been included in the REI segment of the Company's operations.

Income taxes. The provisions for federal and state income taxes represented effective tax rates of 35.4%, 36.9% and 34.7% in 1997, 1996 and 1995, respectively. The 1996 effective tax rate was higher primarily because nontaxable income from municipal bonds was significantly less in relation to pretax profits.

The Year 2000 issue. Currently, significant attention is being given by companies to the problem of how their computer operations may be adversely affected by the rollover of the calendar to the year 2000. The Company has taken steps to make software programs substantially compliant with the upcoming demands of the change. The Company is testing and reviewing the electronic data transfers conducted with business partners. The Company expects to substantially complete its work in this area in 1998. The related costs are being expensed as incurred and additional costs are expected to be insignificant.

Liquidity and capital resources. Cash provided by operations was $33.8 million, $36.8 million and $20.6 million in 1997, 1996 and 1995, respectively. Internally-generated cash flow has been the primary source of funds for additions to property and equipment, expanding operations, dividends to shareholders and other requirements. This source may be supplemented by bank borrowings.

    A substantial majority of consolidated cash and investments is held by Stewart Title Guaranty Company (Guaranty), Stewart Title Insurance Company and other title insurer subsidiaries. Cash transfers between Guaranty and its subsidiaries and the Company are subject to certain legal restrictions. See Notes 5 and 6 to the financial statements.

    The liquidity of the Company itself, excluding Guaranty and its subsidiaries and excluding notes receivable from affiliates, consisted of cash and investments of $9.0 million, a dividend receivable of $7.5 million from Guaranty (received in early 1998) and short-term liabilities of $1.1 million at December 31, 1997.

    The Company knows of no commitments or uncertainties which are likely to materially affect the ability of the Company and its subsidiaries to fund their cash needs. See Note 16 to the financial statements.

    The Company's capital resources, represented primarily by long-term debt of $11.4 million and stockholders' equity of $209.5 million at December 31, 1997, are considered adequate.


INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Stewart Information Services Corporation

We have audited the accompanying consolidated balance sheets of Stewart Information Services Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stewart Information Services Corporation and subsidiaries as of December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                           KPMG Peat Marwick LLP

Houston, Texas
February 13, 1998

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

---------------------------------------------------------------------------------------------------------
Years ended December 31                                                  1997        1996        1995
---------------------------------------------------------------------------------------------------------
                                                                                ($000 Omitted)
REVENUES
  Title premiums, fees and other revenues   . . . . . . . . . . . .     657,298     609,408     496,034
  Real estate information services. . . . . . . . . . . . . . . . .      35,320      32,030      24,015

  Investment income . . . . . . . . . . . . . . . . . . . . . . . .      15,929      14,451      13,564
  Investment gains - net  . . . . . . . . . . . . . . . . . . . . .         363         129         956
---------------------------------------------------------------------------------------------------------
                                                                        708,910     656,018     534,569

EXPENSES
  Amounts retained by agents  . . . . . . . . . . . . . . . . . . .     334,563     311,937     252,064
  Employee costs    . . . . . . . . . . . . . . . . . . . . . . . .     188,385     170,944     140,795
  Other operating expenses    . . . . . . . . . . . . . . . . . . .     114,422     102,768      89,408
  Title losses and related claims   . . . . . . . . . . . . . . . .      29,794      33,830      29,591
  Depreciation and amortization   . . . . . . . . . . . . . . . . .      12,115      11,007       9,855
  Interest    . . . . . . . . . . . . . . . . . . . . . . . . . . .       1,343       1,140       1,194
  Minority interests    . . . . . . . . . . . . . . . . . . . . . .       2,614       1,514         933
  Nonrecurring charge   . . . . . . . . . . . . . . . . . . . . . .       1,905          -            -
---------------------------------------------------------------------------------------------------------
                                                                        685,231     633,140     523,840

Earnings before taxes   . . . . . . . . . . . . . . . . . . . . . .      23,679      22,878      10,729
Income taxes    . . . . . . . . . . . . . . . . . . . . . . . . . .       8,391       8,441       3,722
---------------------------------------------------------------------------------------------------------

Net earnings  . . . . . . . . . . . . . . . . . . . . . . . . . . .      15,288      14,437       7,007

Retained earnings at beginning of year  . . . . . . . . . . . . . .     131,496     118,547      112,754
Cash dividends on Common Stock ($.26, $.24 and $.21 per share)  . .      (1,644)     (1,488)      (1,214)
---------------------------------------------------------------------------------------------------------

Retained earnings at end of year  . . . . . . . . . . . . . . . . .     145,140     131,496      118,547
---------------------------------------------------------------------------------------------------------

Average number of shares outstanding - assuming dilution
  (000 omitted)   . . . . . . . . . . . . . . . . . . . . . . . . .       6,897       6,766       6,348

Earnings per share - basic  . . . . . . . . . . . . . . . . . . . .        2.24        2.15        1.11

Earnings per share - diluted  . . . . . . . . . . . . . . . . . . .        2.22        2.13        1.10
---------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

- -------------------------------------------------------------------------------------------------------
December 31                                                                            1997      1996
- -------------------------------------------------------------------------------------------------------
                                                                                       ($000 Omitted)

Assets
  Cash and cash equivalents   . . . . . . . . . . . . . . . . . . . . . . . . . . .    30,391    18,484
  Short-term investments    . . . . . . . . . . . . . . . . . . . . . . . . . . . .    35,761    31,946

  Investments in debt securities, at market:
    Statutory reserve funds   . . . . . . . . . . . . . . . . . . . . . . . . . . .   141,769   127,057
    Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    67,737    73,456
- -------------------------------------------------------------------------------------------------------
                                                                                      209,506   200,513
  Receivables:
    Notes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     7,329     5,686
    Premiums from agents    . . . . . . . . . . . . . . . . . . . . . . . . . . . .    10,315    10,107
    Other   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    19,776    22,493
    Less allowance for uncollectible amounts    . . . . . . . . . . . . . . . . . .    (5,552)   (6,670)
- -------------------------------------------------------------------------------------------------------
                                                                                       31,868    31,616
  Property and equipment, at cost:
    Land    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     2,266     2,432
    Buildings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,372     6,354
    Furniture and equipment   . . . . . . . . . . . . . . . . . . . . . . . . . . .    80,804    71,239
    Less accumulated depreciation and amortization    . . . . . . . . . . . . . . .   (59,027)  (51,840)
- -------------------------------------------------------------------------------------------------------
                                                                                       30,415    28,185

  Title plants, at cost   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    21,778    21,096
  Real estate, at lower of cost or net realizable value   . . . . . . . . . . . . .     1,583     1,866
  Investments in investees, on an equity basis    . . . . . . . . . . . . . . . . .     7,231     5,639
  Goodwill, less accumulated amortization of $5,840 and $4,828    . . . . . . . . .    18,427    16,535
  Deferred income taxes   . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15,632    15,155
  Other assets    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    15,099    12,337
- -------------------------------------------------------------------------------------------------------
                                                                                      417,691   383,372
- -------------------------------------------------------------------------------------------------------

Liabilities
  Notes payable, including $11,442 and $7,935 long-term portion   . . . . . . . . .    19,087    12,324
  Accounts payable and accrued liabilities    . . . . . . . . . . . . . . . . . . .    26,553    25,033
  Estimated title losses    . . . . . . . . . . . . . . . . . . . . . . . . . . . .   156,791   150,331
  Income taxes    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     1,364       419
  Minority interests    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     4,392     4,275

Contingent liabilities and commitments

Stockholders' equity
  Common - $1 par, authorized 15,000,000, issued and outstanding
    6,381,046 and 6,216,441   . . . . . . . . . . . . . . . . . . . . . . . . . . .     6,381     6,216
  Class B Common - $1 par, authorized 1,500,000, issued and outstanding 525,006   .       525       525
  Additional paid-in capital    . . . . . . . . . . . . . . . . . . . . . . . . . .    52,922    50,833
  Net unrealized investment gains, net of deferred taxes    . . . . . . . . . . . .     4,536     1,920
  Retained earnings   . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   145,140   131,496
- -------------------------------------------------------------------------------------------------------
    Total stockholders' equity ($30.34 and $28.33 per share)    . . . . . . . . . .   209,504   190,990
- -------------------------------------------------------------------------------------------------------
                                                                                      417,691   383,372
- -------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


- -------------------------------------------------------------------------------------------------------
Years ended December 31                                                  1997        1996        1995
- -------------------------------------------------------------------------------------------------------
                                                                                ($000 Omitted)
Cash provided by operating activities (Note)  . . . . . . . . . . .      33,828      36,750      20,568

Investing activities:
  Purchases of property and equipment and title plants - net    . .     (13,209)    (12,670)     (6,700)
  Proceeds from investments matured and sold    . . . . . . . . . .      40,133      47,724      59,897
  Purchases of investments    . . . . . . . . . . . . . . . . . . .     (48,554)    (69,213)    (68,608)
  Increases in notes receivable   . . . . . . . . . . . . . . . . .      (2,644)     (1,340)     (1,081)
  Collections on notes receivable   . . . . . . . . . . . . . . . .       1,006       2,833       2,069
  Cash paid for the acquisition of subsidiaries - net . . . . . . .      (3,592)       (493)     (5,175)
  Proceeds from issuance of stock   . . . . . . . . . . . . . . . .         135          11          --
- -------------------------------------------------------------------------------------------------------
Cash used by investing activities   . . . . . . . . . . . . . . . .     (26,725)    (33,148)    (19,598)

Financing activities:
  Dividends paid    . . . . . . . . . . . . . . . . . . . . . . . .      (1,644)     (1,488)     (1,214)
  Proceeds of notes payable   . . . . . . . . . . . . . . . . . . .      10,688       4,366       7,937
  Payments on notes payable   . . . . . . . . . . . . . . . . . . .      (4,240)     (4,694)     (7,209)
- -------------------------------------------------------------------------------------------------------
Cash provided (used) by financing activities  . . . . . . . . . . .       4,804      (1,816)       (486)
- -------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents   . . . . . . . . . . . . . .      11,907       1,786         484
- -------------------------------------------------------------------------------------------------------


Note: Reconciliation of net earnings to the above amounts
  Net earnings    . . . . . . . . . . . . . . . . . . . . . . . . .      15,288      14,437       7,007
  Add (deduct):
    Depreciation and amortization   . . . . . . . . . . . . . . . .      12,115      11,007       9,855
    Provisions for title losses in excess of payments   . . . . . .       6,460      12,019       3,996
    Provision for uncollectible amounts - net   . . . . . . . . . .      (1,118)        171         376
    Decrease (increase) in accounts receivable - net    . . . . . .       2,660      (2,419)      2,814
    Increase (decrease) in accounts payable and accrued
      liabilities - net . . . . . . . . . . . . . . . . . . . . . .       1,419       4,195      (1,834)
    Provision (benefit) for deferred income taxes . . . . . . . . .      (1,886)        596       1,344
    Increase (decrease) in income tax payable . . . . . . . . . . .         945      (1,184)       (708)
    Minority interest expense   . . . . . . . . . . . . . . . . . .       2,614       1,514         933
    Equity in net earnings of investees   . . . . . . . . . . . . .      (1,964)       (980)       (700)
    Realized investment gains - net   . . . . . . . . . . . . . . .        (363)       (129)       (956)
    Stock bonuses   . . . . . . . . . . . . . . . . . . . . . . . .         409         328         303
    Increase in other assets    . . . . . . . . . . . . . . . . . .      (2,963)     (1,151)       (846)
    Nonrecurring charge . . . . . . . . . . . . . . . . . . . . . .       1,905          --          --
    Other - net   . . . . . . . . . . . . . . . . . . . . . . . . .      (1,693)     (1,654)     (1,016)
- -------------------------------------------------------------------------------------------------------
  Cash provided by operating activities   . . . . . . . . . . . . .      33,828      36,750      20,568
- -------------------------------------------------------------------------------------------------------

Supplemental information:
  Income taxes paid   . . . . . . . . . . . . . . . . . . . . . . .       7,636       9,004       3,283
  Interest paid   . . . . . . . . . . . . . . . . . . . . . . . . .       1,222       1,092       1,199

See notes to consolidated financial statements.


24